May 6, 2019

Thomas Meyer
Chief Executive Officer
Auris Medical Holding Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

       Re: Auris Medical Holding Ltd.
           Registration Statement on Form F-1
           Filed April 30, 2019
           File No. 333-231114

Dear Mr. Meyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Steven M. Skolnick, Esq.